Exhibit 99.1


[GRAPHIC OMITTED]                                              [GRAPHIC OMITTED]


             InSightec Receives FDA Approval for Magnetic Resonance
                  Guided Focused Ultrasound "ExAblate" System

  New outpatient procedure significantly reduces symptoms and improves quality of life for women with symptomatic uterine fibroids

Tel Aviv, Israel - October 25, 2004 - Elbit Medical Imaging Ltd. (NASDAQ: EMITF) today reported that InSightec Ltd., a subsidiary company in which EMI indirectly holds approximately 52% ("InSightec"), received pre-market approval (PMA) for its ExAblate(R) 2000 system for non-invasive surgery for symptomatic uterine fibroids from the U.S. Food and Drug Administration (FDA) on October 22, 2004. General Electric Capital Equity Holdings, Inc., a unit of General Electric Company (NYSE: GE), is also an equity shareholder in InSightec.

The ExAblate(R) 2000 system developed by InSightec integrates focused ultrasound thermal ablation with Magnetic Resonance (MR) imaging capabilities to provide a non-invasive method for the high precision destruction (ablating) of the targeted tissue, without damaging the surrounding tissue. The treatment utilizes magnetic resonance imaging to provide physicians with real time data regarding the progress of the treatment and its results.

Current treatment options for uterine fibroids include invasive and minimally invasive procedures such as hysterectomy, myomectomy or uterine artery embolization (UAE). Hormonal therapy, the only non-invasive treatment available, offers only temporary relief of symptoms, and fibroids frequently grow back once therapy is terminated. The ExAblate system, based on the technology developed by InSightec entails a completely non-invasive out-patient procedure, which permits patients a speedy return to normal life immediately following treatment.

According to the U.S. National Institutes of Health (NIH), at least 25 percent of women suffer from uterine fibroids and as many as 77 percent of women may actually have the condition, but may be unaware of it because they exhibit few or no symptoms. The ExAblate system is the first focused ultrasound thermal ablation system approved by the FDA as well as the first focused ultrasound surgery system using Magnetic Resonance (MR) guidance approved by the FDA. This approval provides an alternative treatment option for women with uterine fibroids, the most common non-cancerous tumor in women of childbearing age.

InSightec is presently engaged in the development of additional applications for the treatment of cancers of the breast, liver, bones and brain, and intends to commence clinical studies for these applications in early 2005. InSightec anticipates sales of its ExAblate system in the range of $9 to $10 million in 2004, and of $25 to $30 million in 2005. Assuming FDA approval for additional applications presently under development, InSightec's sales potential may reach hundreds of systems in the coming years.

Dr. Jacob Vortman, Ph.D., President and Chief Executive Officer of InSightec said, "Today's approval marks a historic event for InSightec and underscores the importance of imaging technologies not only as diagnostic tools, but also as therapeutic treatment enablers for a growing range of diseases. By bringing together world experts in gynecology, ultrasound and magnetic resonance imaging, we have helped to commercialize the first non-invasive surgery for uterine fibroids that has the potential to provide significant relief of disease symptoms. InSightec is committed to using focused ultrasound surgery and innovative MR imaging to advance the care of patients with serious diseases and we are exploring the potential application of the ExAblate system in other diseases such as breast, liver, bone and brain cancer."

Mr. Mordechay Zisser, Chairman of the Board of EMI commented, "For the past five and a half years, InSightec has invested considerable resources in the research and development of the ExAblate System and other applications, principally with the support of EMI. These efforts have now been rewarded with the most important regulatory approval. I am confident that InSightec's contribution to medical science and to the community will be manifested in enhanced cancer research and the development of future treatments for cancers of the breast, liver, prostrate, bones and the brain, accompanied by impressive commercial growth. This company has the potential to radically change existing treatments for cancerous growths. Furthermore, the use of non-invasive image guided treatments is developing rapidly, and has considerable market potential."


InSightec Ltd is privately held company owned by Elbit Medical Imaging, General Electric, private investors, and employees. It was founded in 1999 to develop the promising MR guided Focused Ultrasound technology. Headquartered near Haifa, Israel, the company has over 80 employees and has invested more than $60 million in research, development, and clinical investigations. Its US headquarters are located in Dallas, Texas. ExAblate was awarded the 2004 grand prize of the IST (Information Society Technology) of the European Union for innovation and potential to serve mankind. For more information, please go to: www.InSightec.com

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers; the Hotel segment through its subsidiary Elscint Ltd.; image guided treatment through InSightec; and venture capital investments in the biotechnology and communication business.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.

Contacts:
Lynn Golumbic                 Rachel Levine               Shimon Yitzhaki
Marketing Manager             Investor Relations          CEO
InSightec Ltd.                The Anne McBride Co.        Elbit Medical
Tel:972-4-813-1309            Tel:212-983-1702 x207       Tel:972-3-608-6000
E:LynnG@InSightec.com         E:rlevine@annemcbride.com